From the CEOs

Fellow shareholders,

It's hard for us to believe, but it's been just over a year since Atlassian became a public company. While we continue to evolve, what hasn't changed since the IPO is our commitment to building great products for our customers, growing our business in an efficient way and looking for new opportunities to serve more teams around the world.

We delivered on those objectives again this quarter. We saw growth across our business in cloud, server and data center products. In the second quarter of fiscal 2017, we grew revenue by 36 percent year-over-year, and generated free cash flow of $44.5 million. And we added 3,164 net new customers, bringing our total to 68,837 at the end of the quarter.

As we entered the new year, we took a significant step toward our mission to unleash the potential of *every* team.

Atlassian plans to acquire Trello

Atlassian + Trello

On January 9th, we announced plans to acquire Trello and we couldn't be more excited about it. Trello is a popular collaboration service that provides teams with a simple way to visualize and prioritize work using an intuitive system of virtual 'sticky notes' and digital whiteboards.

And users love it! Trello is one of the fastest growing cloud collaboration services. Over the past year alone, Trello has nearly doubled its user base – now over 19 million strong in over 100 countries. And although Trello is at the early stages of monetization, it already boasts a broad range of prominent paying customers: from the United Nations and the Red Cross to Google, Fender Music, and John Deere.

Atlassian Q2 FY2017 2

Trello is a great fit for Atlassian because it complements our products, extends our reach into business teams and is an excellent match for our strategy, business model and culture.

Trello will boost the power of our product portfolio

Part of what makes our mission so ambitious is that no two teams work in exactly the same way. Even a single team has different ways of working – shifting between established processes and less structured tasks as needed.

Atlassian products have always allowed teams to work in whatever way suits them. JIRA tools excel at managing structured processes, while Confluence is great for open-ended, unstructured work.

Trello's platform will enhance our product portfolio by bridging the gap between structured and unstructured styles of working. Trello's versatility makes it an appealing option for organizing a wide variety of information and sharing it among teams. Its use of boards, lists and cards offer an easy way to manage ad-hoc projects. In contrast to the JIRA family's defined workflows, Trello cards can be moved around a digital whiteboard in a way that is entirely free-form.

The one-two punch of Atlassian and Trello products will better serve the myriad ways in which teams work.

Trello will expand our reach with all teams, especially business teams

Atlassian has been making strong progress with business teams such as Marketing, Legal and HR over the past several years. Trello will help us reach more business teams and more knowledge workers of all stripes.

The work business teams do is especially dynamic. Advertising campaigns, charitable giving drives, event planning... you name it. Trello gives these teams an easy way to organize work and share ideas.

Given its large and rapidly expanding user base – more than half of which works in non-technical functions – Trello will provide a tremendous funnel of business team users for Atlassian to engage.

That said, Trello also complements our offerings for technical teams. Although these teams often thrive on structured processes, their work is necessarily dynamic in the early phases of a project. For example, an IT team can set up and quickly reconfigure a Trello board to reflect rapid iterations on a new process. Or a software team may start a project by brainstorming and grouping ideas together – perfect for a Trello board. Once projects move into methodical planning and execution cycles, the team can set up workflows in JIRA Software to manage its work.

Atlassian Q2 FY2017 3

Q2 FY2017 Our strategies, business models and cultures are well matched Both companies share the mission of changing how teams work across the immense user audience of approximately one billion global knowledge workers. This is supported by the close alignment of our business models. Like Atlassian, Trello interacts with users primarily through its website, with the majority of Trello's sales coming online in a low- touch, highly automated way. Trello also has a small sales and customer success team – similar to our enterprise advocates – that work more closely with larger customers. We expect to harmonize our customer go-to-market strategies even further over time after closing. And while it's hard to describe with mere text, our cultures are a great match. Trello CEO Michael Pryor and his team share our passion for product innovation and putting customers rst, and we look forward to welcoming them to the Atlassian family. The transaction is expected to close in the third quarter of scal 2017 ending March 31, 2017.We expect Trello will remain a standalone service after the transaction is closed, and plan onbuilding out more integrations with Trello for our products in the coming months. Elsewhere in the Atlassian universe... During the quarter,Confluence 6.0brought one of our most highly anticipated features ever: real time collaborative editing. Confluence now combines the speed of creating content individually with the advantages of working together, enabling users to see who else is editing a page, and to follow  changes in real time. We also introduced AWS Quick Start for JIRA Service Desk as we serve the needs of more large customers, extending the AWS support already available for JIRA Software and Bitbucket Server. Quick Start enables JIRA Service Desk to be deployed on the AWS Cloud in less than 30 minutes, allowing IT teams to scale their JIRA Service Desk installation up and down quickly, without the need to build out   new network infrastructure or interrupt their users. On the people front, Atlassian welcomed Helen Russell as its new Chief People Officer in October 2016. Helen joined Atlassian from Sonos, where she was Chief Human Resources Officer, and before that ran global HR for Kantar, EMEA HR for Yahoo, and EMEA HR for Siebel Systems. With nearly 1,900Atlassians and counting around the world, we're excited to have Helen on board. She will play a central role in continuing our proud record as a top place to work in the United States, Australia, Asia and the Netherlands,as well as our reputation as an attractive destination for top talent. Best wishes, Mike Cannon-Brookes and Scott Farquhar 4 Mike Cannon-Brookes  Co-founder and CEO Scott Farquhar  Co-founder and CEO

Customer highlights



Jay Simons
President

Our customers represent diverse industries and geographies as our highly automated sales model allows us to target the Fortune 500,000 – not just the Fortune 500.

We finished the second quarter of fiscal 2017 with 68,837 customers, a 27% year- over-year increase. We added 3,164 net new customers during the quarter, including online home-furnishings retailer Wayfair, the U.S. subsidiary of auto-manufacturer Porsche, Japanese life insurance company Mitsui Life, Australian financial services provider Latitude Financial Services, aerospace manufacturer Goodrich, travel IT solutions provider TravelSky, digital design consulting services provider Fjordnet, online travel agency Kiwi.com, and the city government of Buenos Aires.

Customers use our products in all sorts of ways, across all types of teams. While it would be difficult to list the thousands of use cases for our products, the following section highlights a small handful of the myriad examples that our customers share with us each quarter. These examples illustrate the breadth of applications and versatility of our products, in addition to how we expand across teams, departments and customer organizations.

Customers
Period ended


40,070
42,780
45,640
48,622
51,636
54,262
57,431
60,950
65,673
68,837
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid more than $10 per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.

Atlassian Q2 FY2017 5

Young & Rubicam

Expanding across design, marketing and client support teams.

Young & Rubicam Group, a global, collaborative network comprised of some of the most powerful brands in marketing communications (including Young & Rubicam PR, Burson-Marsteller, Bravo, Wunderman) is using Atlassian products across many functions company-wide, from development to above-the-line marketing, including print, studio and video production. Confluence is used to collaborate on designs and store project documentation, while JIRA is used to manage all projects with custom workflows. For example, one team has a client that requires 800 pieces of unique print work created each month, such as stand-up banners and printed calendars. Previously, it was a more cumbersome process managed through email and spreadsheets; now the entire process is managed in JIRA. Additionally, several teams use our products to efficiently collaborate and communicate externally with clients.

Austrian Federal Railways

Common platform for documentation and reporting across IT and development.

Austrian Federal Railways (ÖBB), the national railway system of Austria, uses Atlassian's tools to help move 466 million passengers and 111 million tons of cargo per year. Its engineering department first started using Atlassian tools in 2012 after being frustrated with its previous systems. Now, all technical requirements are specified in Confluence and tracked in the JIRA family, with Bitbucket as the source code repository and Bamboo powering continuous delivery.

The IT department took notice and built a new service documentation platform based on Confluence and JIRA. Users across Austrian Federal Railways now go to Confluence for knowledge base articles, instruction manuals, system architecture documentation, specifications and various other materials. The IT team has even taken advantage of JIRA's integration capabilities so non-technical employees can create and submit tickets simply by completing a form on their intranet.

Elsewhere at Austrian Federal Railways, the team that manages rail operations has developed a new safety program for preventing accidents, built on JIRA. Employees such as locomotive engineers and train directors now use JIRA to report unsafe situations as they arise. For example, if a train director sees people crossing the track where they shouldn't, he or she can create a report through JIRA that alerts managers and designates teams to take action. The new system has significantly improved safety and morale.

Atlassian Q2 FY2017 6

Popular retail fashion brand

Expanding from IT teams to business teams with JIRA family and Confluence.

At a retail fashion brand that is popular in malls across America, the IT group started an Atlassian trend that spread across their business. The group had been using JIRA since 2006 for workflow management, initially migrating away from another system as they found JIRA "easier and more customizable." The IT group's developers, administrators, and analysts then adopted Confluence as their documentation tool-of-choice. As we've seen with other customers, several IT users worked with and supported the customer's direct-to-consumer group, leading to adoption of JIRA and Confluence throughout the direct-to-consumer group's 20 sub-teams. They now use JIRA and Confluence to manage the entire workflow of getting images designed, approved, and added to their online storefront. Since then, several other business teams, including Sales, Marketing, Design, Promotions, and Legal have adopted JIRA and Confluence. The result? Streamlined workflows and better coordination, now that they don't have to lob emails and attachments back and forth.

American aerospace manufacturer

Migrating to JIRA Service Desk for IT help desk and more.

Atlassian products play a critical role at an American aerospace manufacturer. Confluence is the primary documentation system and knowledge base for all employees. It's also a primary platform that business teams like Design, Government, Finance, HR, and Procurement use to collaborate on their work. The IT team uses JIRA Software for project management and operational software development tasks. Recently, the IT Support team migrated from a competitor's platform to JIRA Service Desk Data Center. Frustrated by using email for ticket handling, inflexible notifications, and restrictions around adding attachments, the team knew it was time for a change. After considering several solutions, the IT team chose to move to JIRA Service Desk to manage internal support. The transition was straightforward and they have now set up five JIRA Service Desks: Software Support, Information Security, Operations, Launch IT, and Networking Engineering. Although they started with 50 agents, they have quickly grown to 100 agents, all using JIRA Service Desk Data Center.

Atlassian Q2 FY2017 7

Financial highlights



Murray Demo
Chief Financial Officer

Second quarter of fiscal 2017 financial summary

(in thousands, except per share data)

	Three Months Ended December 31,	
IFRS Results	**2016**	**2015**
Revenue	$148,909	$109,706
Gross profit	$122,010	$91,233
Gross margin	*81.9%*	*83.2%*
Operating income (loss)	($2,639)	$3,367
Operating margin	*(1.8%)*	*3.1%*
Net income (loss)	($1,698)	$5,065
Net income (loss) per share - diluted	($0.01)	$0.03
Non-IFRS Results		
Gross profit	$125,713	$94,364
Gross margin	*84.4%*	*86.0%*
Operating income	$27,584	$20,271
Operating margin	*18.5%*	*18.5%*
Net income	$21,664	$19,110
Net income per share - diluted	$0.09	$0.11

A reconciliation of IFRS to non-IFRS measures is provided within tables at the end of this letter, in our earnings press release or posted on our Investor Relations website.

Revenue

Total revenue for the second quarter of fiscal 2017 was $148.9 million, up 36% year-over-year. Our revenue for the quarter reflected strong performance across our cloud, server and data center products.

Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our cloud products. A small portion of this revenue also relates to sales of our data center products, which are server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q2'17, subscription revenue was $56.3 million, up 66% year-over-year. The growth in subscription revenue reflects more of our customers choosing our cloud products, as well as strong growth in our data center offerings during the quarter.

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q2'17, maintenance revenue was $65.1 million, up 22% year-over-year.

Atlassian Q2 FY2017 8

- License revenue is related to fees earned from the sale of perpetual licenses for our server or behind-the-firewall products, and is recognized at the time of sale. For Q2'17, license revenue was $18.2 million, up 16% year-over-year.
- Other revenue includes our portion of the fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace, and for training services. For Q2'17, other revenue was $9.3 million, up 40% year-over-year.


Revenue
USD in millions (Y/Y growth rate in %)
$102
50%
Q1'16
$110
45%
Q2'16
$118
40%
Q3'16
$128
39%
Q4'16
$137
34%
Q1'17
$149
36%
Q2'17


Revenue by type
USD in millions (Y/Y growth rate in %)
$102
20%
45%
77%
Q1'16
$110
9%
39%
69%
Q2'16
$118
11%
36%
71%
Q3'16
$128
17%
28%
68%
Q4'16
$137
13%
23%
64%
Q1'17
$149
16%
22%
66%
Q2'17
Subscription
Maintenance
Perpetual License
Other

Margins and operating expenses

IFRS gross margin for Q2'17 was 81.9%, compared with 83.2% for Q2'16. Non-IFRS gross margin for Q2'17 was 84.4%, compared with 86.0% for Q2'16. As we have discussed in prior quarters, gross margin for the quarter included accelerated depreciation expense incurred as part of our transition from our data centers to 3rd party cloud providers.

Atlassian Q2 FY2017
9

On an IFRS basis, operating expenses were $124.6 million in Q2'17, up 42% from $87.9 million in Q2'16. On a non-IFRS basis, operating expenses were $98.1 million in Q2'17, up 32% from $74.1 million in Q2'16.

- Research & development expense on an IFRS basis was $69.8 million in Q2'17, compared with $47.8 million in Q2'16. Research & development expense on a non-IFRS basis was $53.6 million or 36.0% of revenue in Q2'17, compared with $40.1 million or 36.5% of revenue in Q2'16.
- Marketing & sales expense on an IFRS basis was $27.4 million in Q2'17, compared with $21.7 million in Q2'16. Marketing & sales expense on a non-IFRS basis was $24.1 million or 16.2% of revenue in Q2'17, compared with $18.6 million or 17.0% of revenue in Q2'16.
- General & administrative expense on an IFRS basis was $27.5 million in Q2'17, compared with $18.3 million in Q2'16. General & administrative expense on a non-IFRS basis was $20.4 million or 13.7% of revenue in Q2'17, compared with $15.4 million or 14.0% of revenue in Q2'16.

Total employee headcount was 1,888 at the end of Q2'17. Headcount growth since the end of Q1'17 was across all expense categories, with the majority in research & development.

IFRS operating loss was $2.6 million for Q2'17, compared with IFRS operating income of $3.4 million for Q2'16. Non-IFRS operating income was $27.6 million, or 18.5% of revenue for Q2'17, compared with $20.3 million or 18.5% of revenue for Q2'16.

Net income

IFRS net loss was $1.7 million, or ($0.01) per diluted share, for Q2'17 compared with IFRS net income of $5.1 million, or $0.03 per diluted share, for Q2'16. Non-IFRS net income was $21.7 million, or $0.09 per diluted share, for Q2'17 compared with $19.1 million, or $0.11 per diluted share, for Q2'16.

Balance sheet

Atlassian finished Q2'17 with $795.3 million in cash, cash equivalents and short-term investments. Trade receivables increased during Q2'17, from $14.9 million at the end of Q1'17 to $27.6 million at the end of Q2'17, due to higher sales through our channel partners.

Free cash flow

Free cash flow for Q2'17 was $44.5 million, comprised of cash flow from operations of $47.4 million, less capital expenditures of $2.9 million. Free cash flow margin, defined as free cash flow as a percentage of revenue, was 29.9%.

Trello

Recapping some of the acquisition details we announced on January 9th, the transaction is valued at approximately $425 million, which is comprised of approximately $360 million in cash with the remainder in Atlassian restricted shares, restricted share units, and options – with all equity being subject to continued vesting provisions.

Atlassian Q2 FY2017 10

Q2 FY2017 Financial targets for Q3'17 and full year scal 20 17 11 Financial Targets IFRS Three Months Ending March 31, 2017 Fiscal 2017 Revenue $155M to $157M* $611M to $615M** Gross margin 80% 81% to 82% Operating margin (24%) (16%) Net loss per share - diluted ($0.15) ($0.30) to ($0.29) Non-IFRS Three Months Ending March 31, 2017 Fiscal 2017 Gross margin 84% 84% to 85% Operating margin 12% 15% Net income per share - diluted $0.06 $0.32 to $0.33 Weighted-average shares used in computing diluted non-IFRS net income per share 235M to 237M 234M to 236M Free cash flow not provided $160M to $165M *Our third quarter scal 2017 revenue targetincludesa revenue contribution from Trello of approximately $1 million. **Our full year scal 2017 revenue targetincludesa revenue contribution from Trello ofapproximately $4 million. For year scal 2018, Trello is expected to be dilutive to IFRS earnings per share, and neutral to slightly accretive to non-IFRS earnings per share.   The above estimates relating to expected contributions from Trello include fair value write-down adjustments to acquired deferred revenue as part of purchase accounting for the acquisition.

Atlassian Corporation Plc
Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2016	2015	2016	2015
Revenues:				
Subscription	$ 56,326	$ 33,911	$ 106,257	$ 64,378
Maintenance	65,060	53,508	126,801	103,862
Perpetual license	18,210	15,645	35,711	31,146
Other	9,313	6,642	16,927	12,142
Total revenues	148,909	109,706	285,696	211,528
Cost of revenues (1) (2)	26,899	18,473	49,461	34,893
Gross profit	122,010	91,233	236,235	176,635
Operating expenses:				
Research and development (1)	69,758	47,846	137,215	93,306
Marketing and sales (1) (2)	27,416	21,713	52,396	37,975
General and administrative (1)	27,475	18,307	54,391	34,909
Total operating expenses	124,649	87,866	244,002	166,190
Operating income (loss)	(2,639)	3,367	(7,767)	10,445
Other non-operating income (expense), net	(251)	(181)	(314)	(784)
Finance income	1,441	123	2,763	169
Finance costs	(38)	(49)	(45)	(57)
Income (loss) before income tax benefit (expense)	(1,487)	3,260	(5,363)	9,773
Income tax benefit (expense)	(211)	1,805	1,028	374
Net income (loss)	$ (1,698)	$ 5,065	$ (4,335)	$ 10,147
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ (0.01)	$ 0.03	$ (0.02)	$ 0.06
Diluted	$ (0.01)	$ 0.03	$ (0.02)	$ 0.06
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:				
Basic	221,316	160,328	219,910	152,168
Diluted	221,316	165,730	219,910	155,576

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2016	2015	2016	2015
Cost of revenues	$ 1,505	$ 1,301	$ 2,844	$ 2,507
Research and development	16,159	7,777	33,158	13,698
Marketing and sales	3,089	3,064	6,604	5,806
General and administrative	7,053	2,910	15,723	7,137

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2016	2015	2016	2015
Cost of revenues	$ 2,198	$ 1,830	$ 4,400	$ 3,575
Marketing and sales	219	22	415	43

Atlassian Q2 FY2017
12

Q2 FY2017 Atlassian Corporation Plc Consolidated statements of nancial position (U.S. $ in thousands) 13 December 31, 2016 June 30, 2016 (unaudited) Assets Current assets: Cash and cash equivalents $ 336,162 $ 259,709 Short-term investments 459,112 483,405 Trade receivables 27,608 15,233 Current tax receivables 6,301 6,013 Prepaid expenses and other current assets 17,053 14,178 Total current assets 846,236 778,538 Non-current assets: Property and equipment, net 49,687 58,762 Deferred tax assets 138,864 127,411 Goodwill 22,584 7,138 Intangible assets, net 17,332 13,577 Other non-current assets 8,404 5,547 Total non-current assets 236,871 212,435 Total assets $ 1,083,107 $ 990,973 Liabilities Current liabilities: Trade and other payables $ 56,245 $ 57,886 Current tax liabilities 2,457 286 Provisions 4,852 4,716 Deferred revenue 195,556 173,612 Total current liabilities 259,110 236,500 Non-current liabilities: Deferred tax liabilities 9,683 6,639 Provisions 2,169 2,170 Deferred revenue 9,988 7,456 Other non-current liabilities 9,955 6,545 Total non-current liabilities 31,795 22,810 Total liabilities $ 290,905 $ 259,310 Equity Share capital $ 22,240 $ 21,620 Share premium 447,468 441,734 Other capital reserves 306,507 244,335 Other components of equity 1,047 4,699 Retained earnings 14,940 19,275 Total equity $ 792,202 $ 731,663 Total liabilities and equity $ 1,083,107 $ 990,973

Q2 FY2017 Three Months Ended December 31, Six Months Ended December 31, 2016 2015 2016 2015 Operating activities Income (loss) before income tax $ (1,487) $ 3,260 $ (5,363) $ 9,773 Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities: Depreciation and amortization 11,253 5,372 19,295 9,906 Loss (gain) on sale of investments and other assets (65) 137 (407) 137 Net unrealized foreign currency loss (gain) (115) (130) (208) 434 Share-based payment expense 27,806 15,052 58,329 29,148 Interest income (1,441) (123) (2,763) (169) Changes in assets and liabilities: Trade receivables (12,695) (2,866) (12,068) (1,588) Prepaid expenses and other assets 2,416 164 (2,770) (2,754) Trade and other payables, provisions and other non-current liabilities 5,135 5,962 (3,399) (4,742) Deferred revenue 16,629 7,551 24,317 14,252 Interest received 1,381 23 3,677 106 Income tax paid, net of refunds (1,418) (2,503) (2,779) (8,200) Net cash provided by operating activities 47,399 31,899 75,861 46,303 Investing activities Business combinations, net of cash acquired — — (18,295) — Purchases of property and equipment (2,907) (3,133) (5,298) (9,288) Proceeds from sale of other assets — — 342 — Purchases of intangible assets — — — — Purchases of investments (81,628) (112,243) (233,364) (116,643) Proceeds from maturities of investments 22,250 15,040 57,100 34,622 Proceeds from sales of investments 86,706 — 198,588 — Increase in restricted cash (3,369) — (3,369) — Payment of deferred consideration (750) — (935) (1,025) Net cash provided by (used in) investing activities 20,302 (100,336) (5,231) (92,334) Financing activities Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs — 433,192 — 431,447 Proceeds from exercise of share options 2,151 2,291 5,868 3,502 Employee payroll taxes paid related to net share settlement of equity awards — (5,395) — (5,395) Net cash provided by financing activities 2,151 430,088 5,868 429,554 Effect of exchange rate changes on cash and cash equivalents (435) 285 (45) (349) Net increase in cash and cash equivalents 69,417 361,936 76,453 383,174 Cash and cash equivalents at beginning of period 266,745 208,332 259,709 187,094 Cash and cash equivalents at end of period $ 336,162 $ 570,268 $ 336,162 $ 570,268 Atlassian Corporation Plc Consolidated statements of cash ows (U.S. $ in thousands)  (unaudited) 14

Atlassian Corporation Plc
Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2016	2015	2016	2015
Gross profit				
IFRS gross profit	$ 122,010	$ 91,233	$ 236,235	$ 176,635
Plus: Share-based payment expense	1,505	1,301	2,844	2,507
Plus: Amortization of acquired intangible assets	2,198	1,830	4,400	3,575
Non-IFRS gross profit	$ 125,713	$ 94,364	$ 243,479	$ 182,717
Operating income				
IFRS operating income (loss)	$ (2,639)	$ 3,367	$ (7,767)	$ 10,445
Plus: Share-based payment expense	27,806	15,052	58,329	29,148
Plus: Amortization of acquired intangible assets	2,417	1,852	4,815	3,618
Non-IFRS operating income	$ 27,584	$ 20,271	$ 55,377	$ 43,211
Net income				
IFRS net income (loss)	$ (1,698)	$ 5,065	$ (4,335)	$ 10,147
Plus: Share-based payment expense	27,806	15,052	58,329	29,148
Plus: Amortization of acquired intangible assets	2,417	1,852	4,815	3,618
Less: Income tax effects and adjustments	(6,861)	(2,859)	(14,425)	(5,424)
Non-IFRS net income	$ 21,664	$ 19,110	$ 44,384	$ 37,489
Net income per share				
IFRS net income (loss) per share - basic	$ (0.01)	$ 0.03	$ (0.02)	$ 0.06
Plus: Share-based payment expense	0.13	0.10	0.27	0.20
Plus: Amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.03)	(0.02)	(0.07)	(0.03)
Non-IFRS net income per share - basic	$ 0.10	$ 0.12	$ 0.20	$ 0.25
IFRS net income (loss) per share - diluted	$ (0.01)	$ 0.03	$ (0.02)	$ 0.06
Plus: Share-based payment expense	0.12	0.09	0.25	0.17
Plus: Amortization of acquired intangible assets	0.01	0.01	0.02	0.02
Less: Income tax effects and adjustments	(0.03)	(0.02)	(0.06)	(0.03)
Non-IFRS net income per share - diluted	$ 0.09	$ 0.11	$ 0.19	$ 0.22
Weighted-average shares used in computing diluted non-IFRS net income per share:	234,604	179,776	234,397	172,147
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net income (loss) per share	221,316	165,730	219,910	155,576
Plus: Dilution from share options and RSUs (1)	13,288	—	14,487	—
Plus: Dilution from share options and RSUs granted in periods prior to IPO (2)	—	14,046	—	16,571
Weighted-average shares used in computing diluted non-IFRS net income per share	234,604	179,776	234,397	172,147
Free cash flow				
IFRS net cash provided by operating activities	$ 47,399	$ 31,899	$ 75,861	$ 46,303
Less: Capital expenditures	(2,907)	(3,133)	(5,298)	(9,288)
Free cash flow	$ 44,492	$ 28,766	$ 70,563	$ 37,015

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and six months ended December 31, 2016 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

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Q2 FY2017 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS nancial targets (U.S. $) 16 Three Months Ending March 31, 2017 Fiscal Year Ending June 30, 2017 Revenue $155 million to $157 million $611 million to $615 million IFRS gross margin 80% 81% to 82% Plus: Share-based payment expense 2 1 Plus: Amortization of acquired intangible assets 2 2 Non-IFRS gross margin 84% 84% to 85% IFRS operating margin (24%) (16%) Plus: Share-based payment expense 33 29 Plus: Amortization of acquired intangible assets 3 2 Non-IFRS operating margin 12% 15% IFRS net loss per share - diluted ($0.15) ($0.30) to ($0.29) Plus: Share-based payment expense 0.22 0.75 Plus: Amortization of acquired intangible assets 0.02 0.07 Less: Income tax effects and adjustments (0.03) (0.20) Non-IFRS net income per share - diluted $0.06 $0.32 to $0.33 Weighted-average shares used in computing diluted non- IFRS net income per share 235 million to 237 million 234 million to 236 million IFRS net cash provided by operations $175 million to $180 million Less: Capital expenditures (15 million) Free cash flow $160 million to $165 million

Forward-looking statements
This shareholder letter contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to the anticipated benefits of the Trello acquisition, the ability of Atlassian to extend its leadership in powering all types of teamwork, potential benefits of the transaction to Atlassian and Trello customers, the ability of Atlassian to launch Trello integrations for its existing collaboration services, the ability of Atlassian and Trello to close the announced acquisition and the timing of the closing of the acquisition, statements about Atlassian's products, technology and other key strategic areas, and Atlassian's financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.

Atlassian undertakes no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled "Risk Factors" in our most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com.

About non-IFRS financial measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.

Our non-IFRS financial measures reflect adjustments based on the items below:

- Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
- Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
- Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets and related income tax effects on these items.
- Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists primarily of purchases of property and equipment.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the tax effects on these items allow for more meaningful comparisons between our operating results from period to period

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We include the effect of our outstanding share options and restricted share units ("RSUs") in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our IPO. We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.

Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.

Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

- As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
- For planning purposes, including the preparation of our annual operating budget;
- To allocate resources to enhance the financial performance of our business;
- To evaluate the effectiveness of our business strategies; and
- In communications with our board of directors concerning our financial performance.

The tables in this shareholder letter titled "Reconciliation of IFRS to non-IFRS results" and "Reconciliation of IFRS to non-IFRS financial targets" provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

About Atlassian

Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 68,000 large and small organizations — including Citigroup, eBay, CocaCola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor relations contact: Ian Lee, IR@atlassian.com
Media Contact: Paul Loeffler, press@atlassian.com

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